355 South Grand Avenue
Los Angeles, California 90071-1560
Tel: +1.213.485.1234 Fax: +1.213.891.8763 www.lw.com
FIRM / AFFILIATE OFFICES
	Abu Dhabi Barcelona Beijing Boston Brussels Chicago Doha Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

July 15, 2014

VIA EDGAR
United States Securities and Exchange Commission Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628 Attention: Kristi Marrone

Re:	Digital Realty Trust, Inc.
Amendment 1 to Form 10-K for fiscal year ended December 31, 2013
Filed March 4, 2014
File No. 1-32336

Digital Realty Trust, L.P.
Amendment 1 to Form 10-K for fiscal year ended December 31, 2013
Filed March 4, 2014
File No. 0-54023

Dear Ms. Marrone:

This letter sets forth the response of Digital Realty Trust, Inc. and Digital Realty Trust, L.P. (collectively, the “Subject Companies”) to the comments received on June 30, 2014 from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding Amendment 1 to the Form 10-K (the “2013 Form 10-K”) filed by the Subject Companies on March 4, 2014.

For ease of review, we have set forth below the numbered comment of the Staff in its letter dated June 30, 2014 and the Subject Companies’ response thereto.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 65

1.	Please include a discussion of the gain on contribution of investment properties to unconsolidated joint venture in your MD&A in future filings, as this gain had a significant impact on net income.

Response: In response to the Staff’s comment, the Subject Companies intend to include disclosure in future filings substantially similar to the following:

“During the twelve months ended December 31, 2013, we recognized a gain of $115.6 million related to the contribution of nine properties to a newly formed joint venture with an investment fund managed by

July 15, 2014

Prudential Real Estate Investors (PREI®). We received net proceeds of $328.6 million in connection with this transaction and retained a 20% interest in the joint venture. During the three months ended March 31, 2014, we recognized a gain of $1.9 million related to the contribution of one property to the PREI joint venture. We received net proceeds of $11.4 million in connection with this transaction and retained our 20% interest in the joint venture.”

* * *

Please do not hesitate to contact me by telephone at (713) 546-7459 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Keith Benson

Keith Benson

of Latham & Watkins LLP

cc:	Joshua A. Mills, Digital Realty Trust, Inc. and Digital Realty Trust, L.P.
Julian T. Kleindorfer, Latham & Watkins LLP